9/17

07026820

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tokyo Star Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

FILE NO. 82- 35006 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/20/07

AR/S
3-31-07

Consolidated Financial Statements

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Years ended March 31, 2007 and 2006
with Report of Independent Auditors

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
The Tokyo Star Bank, Limited

We have audited the accompanying consolidated balance sheets of The Tokyo Star Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income and cash flows for the years then ended, changes in net assets for the year ended March 31, 2007 and stockholders' equity for the year ended March 31, 2006, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Tokyo Star Bank, Limited and consolidated subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in Note 2(y), effective the year beginning April 1, 2005, the Bank and consolidated subsidiaries adopted an accounting standard for the impairment of fixed assets in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon

June 26, 2007

Consolidated Balance Sheets

	As of March 31,		
	2007	**2006**	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Assets			
Cash and due from banks *(Note 3)*	**¥ 74,516**	¥ 119,816	**$ 632,886**
Call loans	**45,817**	1,526	**389,143**
Monetary receivables bought	**41,645**	48,293	**353,706**
Trading securities *(Note 4)*	**6**	7	**57**
Monetary assets held in trust *(Note 4)*	**3,624**	3,670	**30,784**
Investment securities *(Notes 4, 5, 6 and 15)*	**318,679**	271,478	**2,706,637**
Loans and bills discounted *(Notes 7 and 15)*	**1,169,024**	1,031,891	**9,928,860**
Foreign exchange	**1,261**	275	**10,716**
Other assets *(Note 8)*	**17,778**	23,601	**150,996**
Premises and equipment *(Notes 9 and 12)*	**–**	13,969	**–**
Tangible fixed assets *(Notes 9 and 12)*	**11,164**	–	**94,823**
Intangible fixed assets	**5,234**	–	**44,460**
Deferred tax assets *(Note 22)*	**13,198**	12,402	**112,098**
Customers' liabilities for acceptances and guarantees *(Note 14)*	**1,871**	2,326	**15,893**
Reserve for possible loan losses	**(21,478)**	(23,768)	**(182,418)**
Total assets	**¥1,682,345**	¥1,505,492	**$14,288,645**

	As of March 31,		
	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Liabilities			
Deposits *(Note 15)*	**¥1,480,455**	¥1,364,714	**$12,573,938**
Borrowed money *(Notes 10 and 15)*	**–**	1,000	**–**
Foreign exchange	**30**	14	**260**
Corporate notes *(Note 11)*	**55,500**	3,000	**471,377**
Other liabilities *(Note 13)*	**39,352**	40,566	**334,231**
Reserve for employees' bonuses	**1,652**	1,528	**14,034**
Reserve for executives' bonuses	**1,086**	1,037	**9,231**
Reserve for executives' retirement benefits	**54**	–	**458**
Reserve for possible losses on refund of interest	**16**	–	**139**
Negative goodwill	**2**	297	**22**
Acceptances and guarantees *(Note 14)*	**1,871**	2,326	**15,893**
Total liabilities	**1,580,022**	1,414,486	**13,419,587**
Stockholders' equity			
Common stock *(Note 16)*	**–**	21,000	**–**
Capital surplus *(Note 16)*	**–**	19,000	**–**
Retained earnings *(Note 28)*	**–**	51,437	**–**
Unrealized loss on available-for-sale securities, net of taxes *(Note 4)*	**–**	(432)	**–**
Total stockholders' equity	**–**	91,005	**–**
Total liabilities and stockholders' equity	**–**	¥1,505,492	**–**
Net assets			
Common stock *(Note 16)*	**21,000**	–	**178,359**
Capital surplus *(Note 16)*	**19,000**	–	**161,372**
Retained earnings	**64,046**	–	**543,964**
Total stockholders' equity	**104,046**	–	**883,695**
Unrealized loss on available-for-sale securities, net of taxes *(Note 4)*	**(98)**	–	**(838)**
Deferred loss on hedging instruments, net of taxes	**(1,624)**	–	**(13,799)**
Total valuation and translation adjustments	**(1,723)**	–	**(14,637)**
Total net assets	**102,322**	–	**869,057**
Total liabilities and net assets	**¥1,682,345**	–	**$14,288,645**

See accompanying notes to the consolidated financial statements.

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Statements of Income

	Year ended March 31, 2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Income			
Interest and dividend income:			
Interest on loans and discounts	**¥41,913**	¥38,192	**$355,980**
Interest and dividends on securities	**6,106**	5,333	**51,861**
Interest on call loans	**637**	36	**5,411**
Interest on due from banks	**117**	151	**994**
Other interest income	**2,711**	2,884	**23,030**
Fees and commissions	**12,939**	11,025	**109,901**
Other operating income *(Note 18)*	**3,622**	1,971	**30,770**
Other income *(Note 20)*	**9,005**	14,459	**76,489**
Total income	**77,053**	74,054	**654,440**
Expenses			
Interest expenses:			
Interest on deposits	**8,978**	7,762	**76,254**
Interest on negotiable certificates of deposit	**2**	4	**23**
Interest on call money	**0**	–	**3**
Interest on payables under securities lending transactions	**0**	–	**1**
Interest on borrowed money	**0**	17	**7**
Interest on corporate notes	**378**	72	**3,213**
Other interest expenses	**0**	1	**4**
Fees and commissions	**3,642**	2,334	**30,940**
Other operating expenses *(Note 19)*	**310**	622	**2,639**
General and administrative expenses	**31,253**	27,648	**265,448**
Other expenses *(Note 21)*	**4,855**	6,569	**41,236**
Provision for possible loan losses	**753**	–	**6,400**
Total expenses	**50,177**	45,031	**426,173**
Income before income taxes	**26,876**	29,022	**228,266**
Income taxes *(Note 22)*:			
Current	**10,674**	12,404	**90,659**
Deferred	**93**	(531)	**792**
	10,767	11,873	**91,451**
Net income	**¥16,108**	¥17,149	**$136,814**
	(Yen)		*(U.S. dollars) (Note 1)*
Net income per share *(Note 24)*	**¥23,012.13**	¥24,499.10	**$195.44**

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Changes in Net Assets

	Year ended March 31, 2007							
	Stockholders' equity				Valuation and translation adjustments			
	Common stock	Capital surplus	Retained earnings	Total stockholders' equity	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation adjustments	Total net assets
	(Millions of yen)							
Balance at beginning of the year	¥21,000	¥19,000	¥51,437	¥ 91,437	¥(432)	¥ –	¥ (432)	¥ 91,005
Changes during the year:								
Cash dividends	–	–	(3,500)	(3,500)	–	–	–	(3,500)
Net income	–	–	16,108	16,108	–	–	–	16,108
Net changes in items other than stockholders' equity	–	–	–	–	333	(1,624)	(1,291)	(1,291)
Total changes during the year	–	–	12,608	12,608	333	(1,624)	(1,291)	11,317
Balance at end of the year	¥21,000	¥19,000	¥64,046	¥104,046	¥ (98)	¥(1,624)	¥(1,723)	¥102,322

	Year ended March 31, 2007							
	Stockholders' equity				Valuation and translation adjustments			
	Common stock	Capital surplus	Retained earnings	Total stockholders' equity	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation adjustments	Total net assets
	(Thousands of U.S. dollars) (Note 1)							
Balance at beginning of the year	$178,359	$161,372	$436,876	$776,608	$(3,672)	$ –	$ (3,672)	$772,936
Changes during the year:								
Cash dividends	–	–	(29,726)	(29,726)	–	–	–	(29,726)
Net income	–	–	136,814	136,814	–	–	–	136,814
Net changes in items other than stockholders' equity	–	–	–	–	2,833	(13,799)	(10,965)	(10,965)
Total changes during the year	–	–	107,087	107,087	2,833	(13,799)	(10,965)	96,121
Balance at end of the year	$178,359	$161,372	$543,964	$883,695	$ (838)	$(13,799)	$(14,637)	$869,057

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Stockholders' Equity

	Year ended March 31, 2006
	(Millions of yen)
Common stock	
Beginning of the year	¥21,000
End of the year	¥21,000
Capital surplus	
Beginning of the year	¥19,000
End of the year	¥19,000
Retained earnings	
Beginning of the year	¥35,588
Net income	17,149
Cash dividends	(1,300)
End of the year	¥51,437
Unrealized loss on available-for-sale securities, net of taxes	
Beginning of the year	¥ 713
Net change during the year	(1,145)
End of the year	¥ (432)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended March 31,		
	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Cash flows from operating activities			
Income before income taxes	**¥ 26,876**	¥ 29,022	**$ 228,266**
Adjustments to reconcile income before income taxes to net cash used in operating activities:			
Depreciation and amortization	**2,139**	1,612	**18,169**
Loss on impairment of fixed assets	**11**	25	**101**
Amortization of negative goodwill	**(295)**	(274)	**(2,508)**
Net decrease in reserve for possible loan losses	**(1,587)**	(700)	**(13,487)**
Net increase in reserve for employees' bonuses	**123**	111	**1,051**
Net increase in reserve for executives' bonuses	**49**	802	**419**
Net increase in reserve for executives' retirement benefits	**54**	–	**458**
Net increase in reserve for possible losses on refund of interest	**16**	–	**139**
Interest and dividend income	**(51,485)**	(46,598)	**(437,278)**
Interest expenses	**9,361**	7,857	**79,507**
Net gain on investment securities	**(798)**	(4,119)	**(6,779)**
Net gain on monetary assets held in trust	**(154)**	(285)	**(1,309)**
Net gain on sales of premises and equipment	**–**	(1,340)	**–**
Net gain on sales of fixed assets	**(30)**	–	**(256)**
Net increase in loans and bills discounted	**(139,176)**	(162,623)	**(1,182,064)**
Net increase in deposits	**115,740**	36,637	**983,021**
Net decrease in non-subordinated borrowed money	**(1,000)**	(3,300)	**(8,493)**
Net decrease in due from banks excluding due from the Bank of Japan	**2,225**	3,447	**18,903**
Net (increase) decrease in call loans and monetary receivables bought	**(37,643)**	1,751	**(319,713)**
Net increase in foreign exchange assets	**(986)**	(38)	**(8,380)**
Net increase in foreign exchange liabilities	**16**	9	**138**
Net increase in non-subordinated corporate notes resulting from issuance and redemption	**40,000**	–	**339,731**
Interest and dividends received	**44,202**	38,568	**375,428**
Interest paid	**(5,928)**	(1,235)	**(50,350)**
Other, net	**(957)**	(4,978)	**(8,135)**
Subtotal	**774**	(105,646)	**6,579**
Income taxes paid, including provisional payment	**(10,299)**	(16,761)	**(87,479)**
Net cash used in operating activities	**(9,525)**	(122,408)	**(80,899)**

Consolidated Statements of Cash Flows (continued)

	Year ended March 31,		
	2007	**2006**	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Cash flows from investing activities			
Purchases of investment securities	**¥(208,398)**	¥(382,235)	**$(1,769,992)**
Proceeds from sales of investment securities	**35,955**	363,777	**305,379**
Proceeds from redemption of investment securities	**131,855**	108,707	**1,119,883**
Increase in monetary assets held in trust	**(3,407)**	(455)	**(28,943)**
Decrease in monetary assets held in trust	**3,625**	1,392	**30,795**
Purchases of premises and equipment	**–**	(1,943)	**–**
Purchases of tangible fixed assets	**(881)**	–	**(7,486)**
Proceeds from sales of premises and equipment	**–**	4,972	**–**
Proceeds from sales of tangible fixed assets	**389**	–	**3,307**
Purchases of intangible fixed assets	**(1,742)**	–	**(14,800)**
Proceeds from sales of intangible fixed assets	**5**	–	**44**
Payment for acquisition of a subsidiary	**–**	(367)	**–**
Net cash (used in) provided by investing activities	**(42,599)**	93,848	**(361,813)**
Cash flows from financing activities			
Proceeds from issuance of subordinated corporate notes	**12,500**	–	**106,166**
Dividends paid	**(3,450)**	(1,300)	**(29,302)**
Net cash provided by (used in) financing activities	**9,049**	(1,300)	**76,864**
Net decrease in cash and cash equivalents	**(43,075)**	(29,860)	**(365,849)**
Cash and cash equivalents at beginning of the year	**101,692**	131,553	**863,707**
Cash and cash equivalents at end of the year *(Note 3)*	**¥ 58,617**	¥ 101,692	**$ 497,858**

See accompanying notes to the consolidated financial statements.

1. Basis of Preparation of the Consolidated Financial Statements

The accompanying consolidated financial statements of The Tokyo Star Bank, Limited (the "Bank") and its consolidated subsidiaries are compiled from the consolidated financial statements prepared by the Bank as stipulated in the Securities and Exchange Law of Japan and have been prepared on the basis of accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

The Bank was established under the former Commercial Code of Japan on January 31, 2001 as Nippon Finance Investment, Limited. On May 11, 2001, the Bank obtained a banking license from the Financial Services Agency of Japan. On June 11, 2001, the Bank purchased the business of Tokyo Sowa Bank, Ltd. ("Tokyo Sowa") and commenced commercial banking operations.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued for domestic purposes in order to present them in a format which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Certain reclassifications of previously reported amounts have been made to conform the prior year's consolidated financial statements to the current year's presentation.

The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made, as a matter of arithmetic computation only, at ¥117.74 = U.S.$1.00, the approximate rate of exchange in effect on March 31, 2007. This translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 include the accounts of the Bank as well as four of its subsidiaries. During the year ended March 31, 2007, Sowa Business Ltd. and The Star-Gin Real Estate Management Co., Ltd., both of which were wholly-owned subsidiaries of the Bank, have been excluded from consolidation due to their liquidation. As a result, the following two subsidiaries were included in consolidation at March 31, 2007:

TSB Capital, Ltd.
TSB Servicer, Ltd.

All significant intercompany balances and transactions have been eliminated in consolidation.

The fiscal year end of all consolidated subsidiaries is March 31.

Negative goodwill, which is presented as a net of the positive balance of goodwill, in the accompanying consolidated balance sheets represents the differences between the cost of the investments in the consolidated subsidiaries and the equity in their net assets at fair value. Negative goodwill is amortized over a period of five years on a straight-line basis, except that if the excess is immaterial it is fully charged to income in the year of acquisition.

(b) Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents is defined as cash and due from the Bank of Japan and has been included in "Cash and due from banks" in the consolidated balance sheets.

(c) Trading Securities

Trading securities are stated at market value. Unrealized gain or loss on trading securities is recognized in earnings. Cost of securities sold is determined by the moving-average method.

(d) Investment Securities

Investment securities other than trading securities are classified and accounted for as follows:

(i) Debt securities which the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and are carried at cost amortized on a straight-line basis over the period until maturity ("amortized cost"). Cost of securities sold is determined by the moving-average method. During the year ended March 31, 2006, one consolidated subsidiary sold its held-to-maturity securities and there were no debt securities classified as held-to-maturity securities at March 31, 2007 and 2006.

2. Summary of Significant Accounting Policies (continued)

(d) Investment Securities (continued)

(ii) Available-for-sale securities whose fair value is readily determinable are carried at fair value. Unrealized gain or loss on these securities is included in "Net assets" ("Stockholders' equity" in 2006), net of taxes. Available-for-sale securities whose fair value is not readily determinable are carried at cost or amortized cost. Cost of securities sold is determined by the moving average method.

(e) Monetary Assets Held in Trust

Assets included in "Monetary assets held in trust" are valued by the same method as that applied to the assets which the Bank directly owns.

(f) Derivatives

Derivative financial instruments are stated at fair value.

(g) Depreciation of Tangible Fixed Assets

As described in Note 2(x), pursuant to the revisions to the Enforcement Ordinance of the Banking Law, "Premises and equipment" in the accompanying consolidated balance sheet as of March 31, 2006 has been reclassified into "Tangible fixed assets," "Intangible fixed assets" and "Other assets" effective the year ended March 31, 2007. Land, buildings and equipment, which were previously included in "Premises and equipment," have been included in "Tangible fixed assets" in the consolidated balance sheet as of March 31, 2007.

Tangible fixed assets are carried at cost less accumulated depreciation. Depreciation of tangible fixed assets of the Bank, except for buildings, is computed using the declining-balance method. Depreciation of the Bank's buildings is computed using the straight-line method. The primary estimated useful lives of buildings and equipment are as follows:

Buildings:	8 to 50 years
Equipment:	2 to 20 years

Depreciation of tangible fixed assets of the consolidated subsidiaries is computed principally using the declining-balance method over the estimated useful lives.

(h) Amortization of Intangible Fixed Assets

Amortization of intangible fixed assets is computed using the straight-line method. Costs of computer software developed or obtained for internal use are deferred and amortized over the estimated useful lives (mainly 5 years) as determined by the Bank and its consolidated subsidiaries.

(i) Deferred Charges

Issuance costs of corporate notes are charged to income as incurred.

(j) Loans Purchased from Other Financial Institutions

Loans on deeds and bills discounted which the Bank acquired from other financial institutions are initially recorded at acquisition cost in the balance sheet, and the differences between the acquisition cost and the principal amount are amortized in proportion to the principal over the life of each loan. Overdrafts and revolving loans on notes are carried at principal and such differences are recorded as a liability and amortized over the remaining term of each loan using the straight-line method.

Regardless of the above treatments, loans to debtors classified as likely to become bankrupt, virtually bankrupt or legally bankrupt are recorded at their respective acquisition costs and the differences are not amortized.

(k) Reserve for Possible Loan Losses

The Bank's reserve for possible loan losses is provided pursuant to its internal rules governing write-offs of claims and the reserve for possible loan losses.

For claims against debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the total amount of the claims, after charge-offs and net of any amounts expected to be collected through the disposal of collateral or the execution of guarantees. For claims against debtors who are likely to become bankrupt and whose future cash flows cannot be reasonably estimated, a reserve is provided at the amount deemed necessary based on an overall solvency assessment less the anticipated collection by disposing of collateral and by executing guarantees. For claims against debtors who are likely to become bankrupt or whose claims are being restructured (as noted in Note 7), if the amount of the claims exceeds a certain level for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted at the initial contracted interest rate and the carrying value of each claim. For other claims, a reserve is provided based on the Bank's historical experience with losses on loans.

All claims are assessed by the credit origination divisions based on the internal rules for self-assessment of asset quality. The credit examination division, which is independent from the credit origination divisions, subsequently performs a review of their assessments, and a reserve is provided based on the results.

Provisions for possible loan losses on claims purchased from other financial institutions are directly offset against any income from the amortization of the difference between the contractual principal and the acquisition costs of the purchased claims since the amortization income represents a change in the credit risk of the purchased claims.

For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees is deemed uncollectible and has been charged-off. The amounts charged-off for the years ended March 31, 2007 and 2006 totaled ¥18,651 million ($158,411 thousand) and ¥17,948 million, respectively.

2. Summary of Significant Accounting Policies (continued)

(k) Reserve for Possible Loan Losses (continued)

The consolidated subsidiaries' reserve for possible loan losses is provided based on the historical loan loss experience for normal claims and on estimates of collectibility on a loan-by-loan basis for impaired loans.

(l) Reserve for Employees' Bonuses

The reserve for employees' bonuses is provided based on the estimated amounts attributed to the current fiscal year for future bonus payments to employees.

(m) Reserve for Executives' Bonuses

The reserve for executives' bonuses is provided based on the estimated amounts attributed to the current fiscal year for future bonus payments to directors and executive officers.

(n) Reserve for Executives' Retirement Benefits

Until the year ended March 31, 2006, retirement benefits to directors and executive officers were expensed when the payments fell due. "Auditing Treatment of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (Japanese Institute of Certified Public Accountants (JICPA) Audit and Assurance Practice Committee Report No. 42) was revised on April 13, 2007 and went into effect for fiscal years beginning on or after April 1, 2007, and early adoption was permitted. The Bank has early adopted the revised standard effective the year ended March 31, 2007, and in accordance with the revision, a reserve for executives' retirement benefits was provided based on the estimated amounts of the future payments attributed to the current fiscal year. As a result, general and administrative expenses increased by ¥54 million ($458 thousand) and income before income taxes decreased by the same amount for the year ended March 31, 2007, as compared with the amounts which would have been recorded under the previous method.

(o) Reserve for Possible Losses on Refund of Interest

In October 2006, the JICPA issued the Industry Audit Committee Report No. 37, "Auditing Treatment of Reserve for Possible Losses on Refund of Interest in the Consumer Finance Industry." The Industry Audit Committee Report No. 37 addresses the determination of the reserve for possible losses on refund of interest that exceeds the interest rate limit specified in Interest Rate Restriction Law of Japan. The Bank and its consolidated subsidiaries have adopted the new standard effective the year ended March 31, 2007. As a result, a reserve for possible losses on refund of interest was recognized based on the past experience of refunds and claims of refunds arising from the loans of a consolidated subsidiary of the Bank, as adjusted for estimated future refunds. The adoption of the new standard increased other operating expenses by ¥16 million ($139 thousand) and decreased income before income taxes by the same amount for the year ended March 31, 2007 compared with the amounts which would have been recorded under the previous method.

2. **Summary of Significant Accounting Policies (continued)**

(p) **Foreign Currency Transactions**

Assets and liabilities denominated in foreign currencies are translated into yen primarily at the spot rates in effect at each balance sheet date.

(q) **Leases**

Non-cancelable leases are accounted for as operating leases (whether such leases are classified as operating or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(r) **Hedge Accounting**

In order to hedge interest-rate risk arising from financial assets and liabilities, the Bank applies deferral hedge accounting as prescribed in the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry," issued by the JICPA. Under the Industry Audit Committee Report No. 24, the Bank groups its deposits (hedged items) and interest-rate swaps (hedging instruments) by maturity and assesses the hedge effectiveness by comparing the changes in value of each basket of deposits and the corresponding changes in value of the interest-rate swaps.

(s) **Consumption Taxes**

Transactions subject to national and local consumption taxes are recorded at amounts exclusive of consumption taxes. Consumption taxes levied on purchases of fixed assets, which are not tax-deductible, are charged to income as incurred.

(t) **Presentation of Net Assets in the Balance Sheet**

On December 9, 2005, the Accounting Standards Board of Japan (ASBJ) issued ASBJ Statement No. 5, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and ASBJ Guidance No. 8, "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet." The Bank has adopted this standard and guidance effective April 1, 2006. As a result, effective the year ended March 31, 2007, the Bank is required to prepare consolidated statements of changes in net assets. Total stockholders' equity under the previous method of presentation at March 31, 2007 was ¥103,947 million ($882,857 thousand).

(u) **Investment Associations**

"Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (ASBJ Practical Issues Task Force No. 20, September 8, 2006) has been adopted effective the year ended March 31, 2007. The adoption of this accounting standard had no material impact on the consolidated balance sheet at March 31, 2007.

2. Summary of Significant Accounting Policies (continued)

(v) Share-based Payments

"Accounting Standard for Share-based Payments" (ASBJ Statement No. 8, December 27, 2005) and "Guidance on Accounting Standard for Share-based Payments" (ASBJ Guidance No. 11, December 27, 2005) have been adopted and applied to the stock options granted after the Corporation Law of Japan went into effect on May 1, 2006. The adoption of this accounting standard had no material impact on the consolidated balance sheet at March 31, 2007.

(w) Business Combinations and Business Divestitures

Effective April 1, 2006, the Bank has adopted "Accounting Standard for Business Combinations" ("Opinion Concerning Establishment of Accounting Standard for Business Combinations," Business Accounting Council, October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, December 27, 2005).

(x) Changes in Presentation

Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and the Bank has adopted the revisions effective April 1, 2006. As a result, the method of presentation of the accompanying consolidated financial statements as of and for the year ended March 31, 2007 has changed as follows:

Changes to the consolidated balance sheet

Deferred hedge loss, which was previously included in "Other assets," is presented as "Deferred loss on hedging instruments, net of taxes" in "Valuation and translation adjustments."

"Premises and equipment" in the accompanying consolidated balance sheet as of March 31, 2006 has been reclassified into "Tangible fixed assets," "Intangible fixed assets" and "Other assets." Land, buildings and equipment, previously included in "Premises and equipment" are included in "Tangible fixed assets." Suspense payments for construction, key money and security deposits, all of which were previously included in "Premises and equipment," are also included in "Tangible fixed assets," "Intangible fixed assets" and "Other assets," respectively.

Software, previously included in "Other assets," is included in "Intangible fixed assets."

Changes to the consolidated statement of cash flows

In response to the above changes in the method of presentation of the consolidated balance sheet, "Net gain on sales of premises and equipment" in the accompanying consolidated statement of cash flows for the year ended March 31, 2006 is presented as "Net gain on sales of fixed assets."

2. Summary of Significant Accounting Policies (continued)

(x) Changes in Presentation (continued)

In addition, the former "Purchases of premises and equipment" in the accompanying consolidated statement of cash flows for the year ended March 31, 2006 is presented as "Purchases of tangible fixed assets" and the former "Proceeds from sales of premises and equipment" in the accompanying consolidated statement of cash flows for the year ended March 31, 2006 is presented as "Proceeds from sales of tangible fixed assets."

(y) Impairment of Fixed Assets

The Bank and its consolidated subsidiaries adopted an accounting standard for the impairment of fixed assets entitled "Opinion Concerning the Establishment of an Accounting Standard for the Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Guidance on Implementation of the Accounting Standard for the Impairment of Fixed Assets" (ASBJ Guidance No. 6, October 31, 2003) effective the year ended March 31, 2006.

As a result of the adoption of this standard and the relevant guidance, the Bank recorded an impairment loss of ¥25 million which was included in "Other expenses" for the year ended March 31, 2006. Under this standard, an impairment loss is recognized when the balance of fixed assets utilized in operations is not expected to be recoverable. Since the Head Office manages profit and loss on operations of the Bank as a whole, fixed assets held and utilized in operations are grouped as one asset group for the purpose of impairment testing. As for idle assets, the carrying value of the impaired assets is reduced to their respective net realizable value and the total amount of the write-downs has been recognized as an impairment loss in the consolidated statement of income. Each asset is considered to be an independent unit for the assessment and recognition of impairment losses on idle assets. Since premises and equipment (currently, tangible fixed assets) is carried net of accumulated depreciation in the consolidated balance sheet in accordance with the Enforcement Ordinance of the Banking Law, impairment losses were also deducted directly from the respective assets in the accompanying consolidated balance sheet at March 31, 2006.

3. Cash and Cash Equivalents

A reconciliation between "Cash and due from banks" in the consolidated balance sheets at March 31, 2007 and 2006 and "Cash and cash equivalents" in the consolidated statements of cash flows for the years then ended is summarized as follows:

	2007	**2006**	**2007**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and due from banks	**¥ 74,516**	¥119,816	**$ 632,886**
Due from banks other than the Bank of Japan	**(15,898)**	(18,123)	**(135,028)**
Cash and cash equivalents	**¥ 58,617**	¥101,692	**$ 497,858**

4. Fair Value of Securities

(i) Trading securities

The carrying value of trading securities at March 31, 2007 and 2006 and net holding loss charged to income for the years then ended are summarized as follows:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Carrying value	**¥6**	¥7	**$57**
Net holding loss	**0**	0	**4**

(ii) Available-for-sale securities

The cost and carrying value of available-for-sale securities with readily determinable fair value and the related unrealized gain or loss at March 31, 2007 and 2006 are summarized as follows:

	March 31, 2007				
	Cost	**Carrying value**	**Net unrealized gain (loss)**	**Unrealized gain**	**Unrealized loss**
			(Millions of yen)		
Domestic equities	**¥ 483**	**¥ 1,287**	**¥ 804**	**¥ 804**	**¥ –**
Domestic bonds:					
Government bonds	**166,316**	**165,710**	**(605)**	**0**	**606**
Municipal bonds	**609**	**603**	**(5)**	**0**	**5**
Corporate bonds	**20,277**	**20,255**	**(22)**	**6**	**28**
Other	**74,457**	**74,161**	**(337)**	**322**	**660**
Total	**¥262,143**	**¥262,018**	**¥(166)**	**¥1,134**	**¥1,300**

	March 31, 2006				
	Cost	Carrying value	Net unrealized gain (loss)	Unrealized gain	Unrealized loss
			(Millions of yen)		
Domestic equities	¥ 579	¥ 1,694	¥ 1,114	¥1,114	¥ –
Domestic bonds:					
Government bonds	128,319	127,084	(1,234)	11	1,245
Municipal bonds	609	596	(12)	0	12
Corporate bonds	17,773	17,730	(43)	1	44
Other	87,140	86,592	(549)	508	1,058
Total	¥234,421	¥233,697	¥ (725)	¥1,635	¥2,361

4. Fair Value of Securities (continued)

(ii) Available-for-sale securities (continued)

	March 31, 2007				
	Cost	Carrying value	Net unrealized gain (loss)	Unrealized gain	Unrealized loss
	(Thousands of U.S. dollars)				
Domestic equities	$ 4,103	$ 10,936	$ 6,832	$6,832	$ –
Domestic bonds:					
Government bonds	1,412,571	1,407,428	(5,143)	4	5,147
Municipal bonds	5,176	5,128	(48)	0	48
Corporate bonds	172,223	172,035	(188)	54	242
Other	632,388	629,873	(2,866)	2,740	5,606
Total	$2,226,463	$2,225,402	$(1,413)	$9,631	$11,044

The components of unrealized loss on available-for-sale securities at March 31, 2007 and 2006 are summarized as follows:

	2007	2006	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Gross valuation difference	¥(166)	¥(725)	$(1,413)
Deferred tax assets	67	293	575
Unrealized gain (loss) on available-for-sale securities, net of taxes	¥ (98)	¥(432)	$ (838)

The carrying value of securities without readily determinable fair value at March 31, 2007 and 2006 is summarized as follows:

	2007	2006	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Available-for-sale securities:			
Unlisted shares (excluding shares of stock traded on the OTC market)	¥ 2,163	¥ 3,356	$ 18,371
Corporate bonds	53,773	32,655	456,714
Other	723	1,766	6,149
Total	¥56,660	¥37,779	$481,234

4. Fair Value of Securities (continued)

(iii) Monetary assets held in trust for trading purposes

The carrying value of monetary assets held in trust at March 31, 2007 and 2006 and net holding loss charged to income for the years then ended are summarized as follows:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Carrying value	**¥3,624**	¥3,670	**$30,784**
Net holding loss	**16**	17	**138**

5. Available-for-Sale Securities Sold

Available-for-sale securities sold for the years ended March 31, 2007 and 2006 are summarized as follows:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Proceeds from sales	**¥35,955**	¥363,777	**$305,379**
Gain on sales	**716**	1,744	**6,087**
Loss on sales	**73**	504	**628**

6. Contractual Maturities of Available-for-Sale Securities

The contractual maturities of available-for-sale securities at March 31, 2007 and 2006 are summarized as follows:

	March 31, 2007			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Millions of yen)			
Domestic bonds:				
Government bonds	¥84,958	¥ 65,086	¥ 7,842	¥7,823
Municipal bonds	4	499	100	–
Corporate bonds	7,400	54,979	11,649	–
Other	4,616	29,907	27,696	–
Total	¥96,979	¥150,472	¥47,288	¥7,823

6. Contractual Maturities of Available-for-Sale Securities (continued)

	March 31, 2006			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Millions of yen)			
Domestic bonds:				
Government bonds	¥15,686	¥ 89,896	¥13,716	¥ 7,785
Municipal bonds	–	498	98	–
Corporate bonds	3,550	32,688	14,147	–
Other	14,059	30,766	24,114	2,295
Total	¥33,296	¥153,848	¥52,077	¥10,080

	March 31, 2007			
	Within 1 year	**After 1 year through 5 years**	**After 5 years through 10 years**	**After 10 years**
	(Thousands of U.S. dollars)			
Domestic bonds:				
Government bonds	**$721,574**	**$ 552,794**	**$ 66,609**	**$66,449**
Municipal bonds	**34**	**4,240**	**853**	**–**
Corporate bonds	**62,855**	**466,953**	**98,940**	**–**
Other	**39,208**	**254,015**	**235,234**	**–**
Total	**$823,673**	**$1,278,003**	**$401,638**	**$66,449**

7. Loans and Bills Discounted

Loans and bills discounted at March 31, 2007 and 2006 consisted of the following:

	2007	2006	**2007**
	(Millions of yen)		(Thousands of U.S. dollars)
Loans on deeds	**¥1,070,925**	¥ 920,340	**$9,095,677**
Loans on notes	**55,885**	76,475	**474,652**
Bills discounted	**862**	488	**7,323**
Overdrafts	**41,351**	34,587	**351,207**
Total	**¥1,169,024**	¥1,031,891	**$9,928,860**

Bills discounted included banker's acceptances, commercial bills, documentary bills and bills purchased in connection with foreign exchange transactions. Bills discounted, which can be either sold or repledged by the Bank, are treated as financing transactions rather than as sales in accordance with the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry."

7. **Loans and Bills Discounted (continued)**

The aggregate amount of loans and bills discounted at March 31, 2007 and 2006 included the following:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans to bankrupt borrowers	**¥ 805**	¥ 601	**$ 6,841**
Past due loans	**20,451**	22,260	**173,698**
Loans past due for three months or more	**2**	6	**22**
Restructured loans	**14,261**	12,041	**121,131**
Total	**¥35,521**	¥34,909	**$301,693**

Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or to other reasons ("non-accrual loans") and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 or 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.

In addition, loans to bankrupt borrowers at March 31, 2006 included DIP finance (finance to companies restructuring under turnaround procedures) in the aggregate amount of ¥50 million, which was fully collected during the year ended March 31, 2007. This amount was fully secured by pledged collateral.

Past due loans represent non-accrual loans, other than loans to bankrupt borrowers and loans on which the payment of interest has been deferred in order to assist the restructuring of these borrowers who are experiencing financial difficulties.

Loans past due for three months or more represent loans on which the payment of principal or interest is three months or more past due from the day following the contractual due date. Such loans exclude loans to bankrupt borrowers and past due loans.

Restructured loans represent loans which have been restructured to provide relief to the borrowers by reducing interest rates, by rescheduling interest payments and payments on principal, or by waiving claims for borrowers experiencing financial difficulties. Such loans exclude loans to bankrupt borrowers, past due loans and loans past due for three months or more.

A loan participation transaction which transfers substantially all the risks and rewards of the transferred asset is accounted for as a sale of a loan by an originating lender to a participant. Loan participation agreements, which were accounted for as sales of loans, totaled ¥69 million ($592 thousand) and ¥92 million at March 31, 2007 and 2006, respectively. The loans in which the Bank was a participant under loan participation agreements and which were accounted for as loans to debtors amounted to ¥5,216 million ($44,306 thousand) and ¥276 million at March 31, 2007 and 2006, respectively.

7. Loans and Bills Discounted (continued)

Overdraft agreements and loan commitments are agreements under which the Bank and its consolidated subsidiaries are obliged to extend loans up to a prearranged limit unless the customer is in breach of contract. The loan commitments not yet utilized at March 31, 2007 and 2006 totaled ¥145,429 million ($1,235,178 thousand) and ¥59,006 million, respectively, of which ¥98,597 million ($837,416 thousand) and ¥26,215 million, respectively, related to agreements whose contractual terms were for one year or less or which were unconditionally cancelable at any time. As the majority of these agreements expire without the right to extend the loans being exercised, the unutilized balance of the commitments does not affect the future cash flows of the Bank or of its consolidated subsidiaries. These agreements usually include provisions which stipulate that the Bank and its consolidated subsidiaries have the right either to refuse the execution of the loans or to reduce the contractual commitments when there is a change in the borrower's financial condition, or when additional assurance of the financial stability and creditworthiness of a borrower is necessary, or when other unforeseen circumstances arise.

The Bank and its consolidated subsidiaries take various measures to protect their credit. Such measures include obtaining real estate or securities as collateral upon entering into the agreements, monitoring a customer's business on a regular basis in accordance with established internal procedures, and amending loan commitment agreements as and when necessary.

8. Other Assets

Other assets at March 31, 2007 and 2006 consisted of the following:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Domestic exchange settlement account, debit	**¥ 5,171**	¥ 1,778	**$ 43,926**
Accrued income	**3,732**	2,829	**31,700**
Other	**8,873**	18,993	**75,368**
Total	**¥17,778**	¥23,601	**$150,996**

9. Tangible Fixed Assets

The following tables present breakdowns of tangible fixed assets at March 31, 2007 and premises and equipment at March 31, 2006 in conformity with the methods of presentation applicable to the respective accompanying consolidated balance sheets at March 31, 2007 and 2006 (see Note 2(x) for details of the changes in the method of presentation).

Tangible fixed assets at March 31, 2007 consisted of the following:

	2007	
	(Millions of yen)	*(Thousands of U.S. dollars)*
Land	**¥ 5,957**	**$ 50,602**
Buildings	**4,616**	**39,207**
Suspense payments for construction	**0**	**1**
Equipment	**4,628**	**39,314**
Other	**20**	**174**
Total	**15,223**	**129,299**
Accumulated depreciation	**(4,059)**	**(34,476)**
Net book value	**¥11,164**	**$ 94,823**

Premises and equipment at March 31, 2006 consisted of the following:

	2006
	(Millions of yen)
Land	¥ 6,255
Buildings	4,098
Equipment	4,410
Security deposits	2,206
Total	16,970
Accumulated depreciation	(3,000)
Net book value	¥13,969

10. Borrowed Money

At March 31, 2006, the outstanding balance of borrowed money was ¥1,000 million. The Bank and consolidated subsidiaries repaid ¥1,000 million of borrowed money on April 28, 2006.

11. Corporate Notes

Corporate notes at March 31, 2007 and 2006 consisted of the following:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Unsecured fixed notes, due November 2011, with interest at 1.78%	**¥20,000**	¥ –	**$169,865**
Unsecured fixed and floating subordinated notes, due February 2017, with interest at 1.95% until February 2012	**12,500**	–	**106,166**
Unsecured floating subordinated notes, due March 2014, with interest at 3.04% in 2007 and 2.42% in 2006	**3,000**	3,000	**25,479**
Unsecured floating notes, due June 2011, with interest at 0.96% in 2007	**10,000**	–	**84,932**
Unsecured floating notes, due June 2011, with interest at 0.96% in 2007	**10,000**	–	**84,932**
Total	**¥55,500**	¥3,000	**$471,377**

12. Accumulated Depreciation

Accumulated depreciation of tangible fixed assets at March 31, 2007 was ¥4,059 million ($34,476 thousand) and accumulated depreciation of premises and equipment at March 31, 2006 was ¥3,000 million.

13. Other Liabilities

Other liabilities at March 31, 2007 and 2006 consisted of the following:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Domestic exchange settlement account, credit	**¥ 671**	¥ 481	**$ 5,701**
Income taxes payable	**5,939**	7,743	**50,442**
Accrued expenses	**20,021**	15,855	**170,047**
Unearned income	**2,040**	2,313	**17,326**
Derivatives	**3,080**	5,725	**26,164**
Deferred income on purchased loans	**1,221**	4,766	**10,371**
Other	**6,378**	3,680	**54,176**
Total	**¥39,352**	¥40,566	**$334,231**

14. Acceptances and Guarantees

All contingent liabilities arising in the course of compliance with customers' needs involving foreign trading or other transactions are included in "Acceptances and guarantees." A contra account, "Customers' liabilities for acceptances and guarantees," is shown on the asset side representing the Bank's right of indemnification to the customers.

15. Assets Pledged

Assets pledged as collateral and liabilities secured by such pledged assets at March 31, 2007 and 2006 were as follows:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Assets pledged as collateral:			
Investment securities	**¥24,085**	¥24,354	**$204,565**
Loans	**–**	5,760	**–**
Liabilities secured by the above assets:			
Deposits	**¥ 3,171**	¥ 622	**$ 26,940**
Borrowed money	**–**	1,000	**–**

In addition, investment securities of ¥33,600 million ($285,382 thousand) and ¥51,787 million at March 31, 2007 and 2006, respectively, were pledged as collateral principally to clearing agencies for settlement of foreign and domestic exchange transactions.

16. Common Stock and Capital Surplus

Authorized shares of common stock were 2,800,000 shares at March 31, 2007 and 2006. Shares of common stock issued and outstanding were 700,000 shares at March 31, 2007 and 2006.

17. Employees' Retirement Pension Plan

The Bank introduced a defined contribution retirement pension plan for employees on April 1, 2004. Contributions to the plan of ¥297 million ($2,523 thousand) and ¥281 million in the aggregate have been included in general and administrative expenses in the accompanying consolidated statements of income for the years ended March 31, 2007 and 2006, respectively.

18. Other Operating Income

Other operating income for the years ended March 31, 2007 and 2006 consisted of the following:

	2007	2006	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Gain on foreign exchange transactions	¥ 64	¥ 203	$ 544
Gain on sales of bonds	95	1,320	815
Gain on financial derivatives	1,668	416	14,167
Other	1,794	31	15,243
Total	¥3,622	¥1,971	$30,770

19. Other Operating Expenses

Other operating expenses for the years ended March 31, 2007 and 2006 consisted of the following:

	2007	2006	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Loss on trading securities	¥ 0	¥ 0	$ 1
Loss on sales of bonds	73	504	628
Bond issuance cost	235	–	2,003
Other	0	116	7
Total	¥310	¥622	$2,639

20. Other Income

Other income for the years ended March 31, 2007 and 2006 consisted of the following:

	2007	2006	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Gain on sales of equities	¥ 780	¥ 424	$ 6,632
Gain on monetary assets held in trust	170	303	1,447
Gain on recovery of purchased loans	4,778	6,185	40,588
Gain on sales of premises and equipment	–	2,007	–
Gain on sales of fixed assets	121	–	1,028
Reversal of possible loan losses	–	3,716	–
Collection of written-off claims	1,289	5	10,949
Other	1,865	1,814	15,843
Total	¥9,005	¥14,459	$76,489

21. Other Expenses

Other expenses for the years ended March 31, 2007 and 2006 consisted of the following:

	2007	2006	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Write-offs of loans	**¥4,351**	¥5,159	**$36,955**
Devaluation loss on equities	**4**	8	**39**
Loss on monetary assets held in trust	**16**	18	**138**
Loss on disposal of premises and equipment	**–**	667	**–**
Loss on disposal of fixed assets	**90**	–	**771**
Loss on impairment of fixed assets	**11**	25	**101**
Other	**380**	689	**3,229**
Total	**¥4,855**	¥6,569	**$41,236**

22. Income Taxes

Income taxes applicable to the Bank and its consolidated subsidiaries comprise corporation tax, inhabitants' taxes and enterprise tax. The major components of deferred tax assets and liabilities at March 31, 2007 and 2006 are summarized as follows:

	2007	2006	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Reserve for possible loan losses	**¥11,184**	¥11,216	**$ 94,995**
Deferred loss on hedging instruments	**1,114**	–	**9,467**
Reserve for employees' bonuses	**672**	599	**5,710**
Enterprise tax payable	**424**	523	**3,608**
Unrealized loss on available-for-sale securities	**–**	295	**–**
Depreciation	**213**	–	**1,814**
Other	**430**	607	**3,657**
Gross deferred tax assets	**14,041**	13,242	**119,254**
Less: Valuation allowance	**(816)**	(829)	**(6,937)**
Total deferred tax assets	**13,224**	12,412	**112,316**
Deferred tax liabilities:			
Redemption gain on securities	**(25)**	–	**(218)**
Reversal of impairment loss on investments in subsidiaries upon consolidation	**–**	(10)	**–**
Total deferred tax liabilities	**(25)**	(10)	**(218)**
Net deferred tax assets	**¥13,198**	¥12,402	**$112,098**

22. Income Taxes (continued)

No reconciliation between the statutory income tax rate and the effective income tax rates has been disclosed for the years ended March 31, 2007 and 2006, as permitted by the Securities and Exchange Law, because the differences between the statutory income tax rate and the effective income tax rates reflected in the consolidated statements of income were less than 5 percent of the statutory income tax rate.

23. Lease Transactions

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and the net book value of the leased assets at March 31, 2007 and 2006, which would have been reflected in the accompanying consolidated balance sheets if the Bank had accounted for such lease transactions as finance leases rather than as operating leases:

Equipment

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition costs	**¥ 92**	¥ 70	**$ 784**
Accumulated depreciation	**(61)**	(47)	**(521)**
Net book value	**¥ 30**	¥ 23	**$ 262**

Interest expense has been included in the calculation of acquisition costs as the lease payables were insignificant in terms of total property and equipment at the end of the year.

The following *pro forma* amounts represent lease payments and depreciation for the years ended March 31, 2007 and 2006, which would have been reflected in the accompanying consolidated statements of income if the Bank had accounted for such lease transactions as finance leases rather than as operating leases:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Lease payments	**¥13**	¥11	**$115**
Depreciation	**13**	11	**115**

Depreciation of leased assets is computed by the straight-line method over the respective lease terms assuming a nil residual value.

The following table presents the schedule of future minimum lease payments subsequent to March 31, 2007 and 2006:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	**¥11**	¥11	**$ 94**
Due after one year	**19**	11	**168**
Total	**¥30**	¥23	**$262**

24. Amounts Per Share

The following table presents basic net income per share for the years ended March 31, 2007 and 2006 and net assets per share at March 31, 2007 and 2006:

	2007	2006	2007
	(Yen)		*(U.S. dollars)*
Net income per share:			
Basic	**¥ 23,012.13**	¥ 24,499.10	**$ 195.44**
Net assets per share	**146,175.53**	130,007.85	**1,241.51**

Diluted net income per share has not been disclosed because the Bank's stock options had no dilutive effect on net income per share for the years ended March 31, 2007 and 2006.

The underlying data for the calculation of basic net income per share for the years ended March 31, 2007 and 2006 is summarized as follows:

	2007	2006	2007
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net income	**¥16,108**	¥17,149	**$136,814**
Amount not available to stockholders	**–**	–	**–**
Net income available to stockholders	**¥16,108**	¥17,149	**$136,814**
Weighted-average number of shares of common stock outstanding	**700,000**	700,000	**700,000**

"Guidance on Accounting Standard for Earnings Per Share" (ASBJ Guidance No. 4, September 25, 2002) was revised on January 31, 2006 and the Bank has adopted these revisions effective April 1, 2006. As a result of the adoption of the revisions, "Deferred loss on hedging instruments, net of taxes" has been included in the computation of net assets per share, and net assets per share at March 31, 2007 decreased by ¥2,321.12 ($19.71) from the amount which would have been recorded under the previous method.

25. Derivatives

Qualitative information

(i) Purpose and policy

To cover its own transactions in the market and transactions with customers designed to meet the customers' needs such as for structured deposits and for hedging their exposure to fluctuation in interest rates and foreign exchange rates, and to conduct its own asset-liability management ("ALM"), the Bank enters into derivative transactions, including interest-rate swap contracts, interest-rate option transactions, forward foreign exchange contracts and basket option transactions.

25. Derivatives (continued)

Qualitative information (continued)

(i) Purpose and policy (continued)

In order to manage interest-rate risk arising from financial assets and liabilities, the Bank has adopted deferral hedge accounting as prescribed in the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry." The Bank has utilized interest-rate swaps as hedging instruments to mitigate the interest-rate risk of certain time deposits. In accordance with the Industry Audit Committee Report No. 24, the Bank groups its deposits (hedged items) and the designated interest-rate swaps (hedging instruments) by maturity and assesses the hedge effectiveness by comparing the changes in value (e.g., interest rate) of each basket of deposits and the corresponding changes in value of the interest-rate swaps.

The Bank's hedging policy is determined with due consideration of the positions of the financial assets and liabilities exposed to various market risks in accordance with "The Basic Policy for Hedge Management" established by the Board of Directors.

(ii) Description of risk

Market risk and credit risk are the two types of risk primarily inherent in derivative transactions. Market risk is the risk of loss arising from movements in observable market variables. Credit risk relates to the loss which the Bank would suffer if a counterparty failed to meet its contractual obligations due to default.

(iii) Risk management

The Bank manages its market transactions, including derivative transactions, in compliance with "The Basic Policy on Market Risk Management" and "The Credit Management Policy" established by the Board of Directors. Derivatives are entered into in accordance with the Bank's internal rules such as those stipulated in the bylaws of the Treasury Team. The Integrated Risk Management Team monitors market risk on a daily basis and periodically reports back to the ALM Committee and to other members of management. Pursuant to "The Credit Exposure Management Standard on Derivative Transactions," the Corporate Credit Risk Management Group monitors credit risk on a monthly basis and as necessary, for instance, in the case of sudden or significant deterioration of the counterparty's credit condition, and reports back to the Credit Risk Committee and to other members of management, if necessary.

(iv) Additional quantitative information

The notional amounts of derivative financial instruments presented in the following section do not reflect the full extent of the actual market or credit risk inherent in these positions.

25. Derivatives (continued)

Quantitative information

(i) Interest-related products

The following tables present the notional amounts and the fair value of, and the unrealized gain or loss on, the interest-related derivative products positions measured at market rates at March 31, 2007 and 2006:

		March 31, 2007		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Millions of yen)		
OTC	Interest-rate swap contracts:			
	Receive fixed/pay floating	¥198,669	¥(632)	¥(632)
	Receive floating/pay fixed	199,373	466	466
	Receive floating/pay floating	1,201	2	2
	Total	¥399,244	¥(164)	¥(164)
	Interest-rate option transactions:			
	Short positions	¥ 16,989	¥ (45)	¥ 151
	Long positions	16,989	45	(119)
	Total	¥ 33,978	¥ –	¥ 31

		March 31, 2006		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Millions of yen)		
OTC	Interest-rate swap contracts:			
	Receive fixed/pay floating	¥12,800	¥(687)	¥(687)
	Receive floating/pay fixed	12,846	672	672
	Receive floating/pay floating	–	–	–
	Total	¥25,646	¥ (14)	¥ (14)
	Interest-rate option transactions:			
	Short positions	¥ –	¥ –	¥ –
	Long positions	–	–	–
	Total	¥ –	¥ –	¥ –

		March 31, 2007		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Thousands of U.S. dollars)		
OTC	Interest-rate swap contracts:			
	Receive fixed/pay floating	$1,687,360	$(5,375)	$(5,375)
	Receive floating/pay fixed	1,693,336	3,958	3,958
	Receive floating/pay floating	10,203	17	17
	Total	$3,390,900	$(1,400)	$(1,400)
	Interest-rate option transactions:			
	Short positions	$ 144,292	$ (389)	$ 1,283
	Long positions	144,292	389	(1,017)
	Total	$ 288,585	$ –	$ 266

25. Derivatives (continued)

Quantitative information (continued)

(i) Interest-related products (continued)

The above derivatives were marked to market and the unrealized gain or loss on the positions has been included directly in earnings.

Derivatives positions which qualify for hedge accounting under the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry," have been excluded from the above table.

(ii) Currency-related products

The following tables present the notional amounts and the fair value of, and the unrealized gain or loss on, the currency-related derivative products positions measured at market rates at March 31, 2007 and 2006:

		March 31, 2007		
Market	**Products**	**Notional amounts**	**Fair value**	**Unrealized gain (loss)**
		(Millions of yen)		
OTC	Forward foreign exchange contracts:			
	Short positions	**¥21,659**	**¥(189)**	**¥(189)**
	Long positions	**8,069**	**180**	**180**
	Total	**¥29,728**	**¥ (9)**	**¥ (9)**

		March 31, 2006		
Market	**Products**	**Notional amounts**	**Fair value**	**Unrealized gain (loss)**
		(Millions of yen)		
OTC	Forward foreign exchange contracts:			
	Short positions	¥1,192	¥(14)	¥(14)
	Long positions	1,636	17	17
	Total	¥2,828	¥ 2	¥ 2

		March 31, 2007		
Market	**Products**	**Notional amounts**	**Fair value**	**Unrealized gain (loss)**
		(Thousands of U.S. dollars)		
OTC	Forward foreign exchange contracts:			
	Short positions	**$183,960**	**$(1,610)**	**$(1,610)**
	Long positions	**68,533**	**1,534**	**1,534**
	Total	**$252,493**	**$ 76**	**$ 76**

The above derivatives were marked to market and the unrealized gain or loss on the positions has been included directly in earnings.

25. Derivatives (continued)

Quantitative information (continued)

(iii) Other products

The Bank entered into basket option transactions during the year ended March 31, 2007. The following tables present the notional amounts and the fair value of, and the unrealized gain or loss on, the positions of basket option transactions measured at market rates at March 31, 2007:

		March 31, 2007		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Millions of yen)		
OTC	Basket option transactions:			
	Short positions	¥385	¥(58)	¥ 41
	Long positions	385	58	(41)
	Total	¥771	¥ –	¥ –

		March 31, 2007		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Thousands of U.S. dollars)		
OTC	Basket option transactions:			
	Short positions	$3,276	$(492)	$ 351
	Long positions	3,276	492	(351)
	Total	$6,552	$ –	$ –

The above derivatives were marked to market and the unrealized gain or loss on the positions has been included directly in earnings.

26. Stock Option Plan

During the year ended March 31, 2006, the Bank granted stock options to its officers, certain of its own employees and to a certain director of a subsidiary under the 2005 Stock Option Plan. The plan at March 31, 2007 is summarized as follows:

(i) Description of the stock option plan

	2005 Stock Options	
Title and number of grantees:	Executive officers of the Bank:	4
	Employees of the Bank:	69
	Director of a subsidiary:	1
Type and number of stock options granted:	Common stock:	7,000 shares

26. Stock Option Plan (continued)

(i) Description of the stock option plan (continued)

	2005 Stock Options
Date of grant:	December 12, 2005
Condition for vesting:	Options granted to the above officers, employees and the subsidiary's director are fully vested, provided they satisfy the pre-determined continuous service requirement from the grant date to the vesting date (i.e., June 30, 2007) unless otherwise determined by a meeting of the Board of Directors.
Requisite service period:	From December 12, 2005 to June 30, 2007
Exercisable period:	Options under the 2005 Stock Option Plan are exercisable from July 1, 2007 to June 30, 2010 unless the grantees terminate their employment relationship with the Bank or its subsidiaries as of the date the options are exercised, except for the case of death of grantee(s).

(ii) Number of stock options and changes in the number of stock options

The following is a summary of stock option activity during the year ended March 31, 2007 and the related price information, presented in terms of the number of shares of common stock to be issued upon the exercise of the granted options:

Number of stock options

	2005 Stock Options
Unvested options:	
Options:	
Outstanding, beginning of the year	7,000
Granted during the year	–
Forfeited during the year	1,100
Vested during the year	–
Outstanding, end of the year	5,900
Vested options:	
Options:	
Outstanding, beginning of the year	–
Vested during the year	–
Forfeited during the year	–
Exercised during the year	–
Outstanding, end of the year	–

26 Stock Option Plan (continued)

(ii) Number of stock options and changes in the number of stock options (continued)

Price information

	2005 Stock Options	
	(Yen)	*(U.S. dollars)*
Exercise price	¥440,843	$3,744.20
Weighted-average stock price at the date of exercise	–	–
Fair value at the grant date	–	–

27. Tax Examination

The Bank was examined by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporation tax, inhabitants' taxes and enterprise tax) for the period from the fiscal year ended March 31, 2002 through March 31, 2004.

As a result of this examination, the Bank received a disposition concerning certain differences in profit recognized on the amortization of the differences between the carrying value of purchased loans related to business transfers and the related purchase amounts as well as to timing differences in profit recognition (the amount of profit which should have been recognized was different or the profit should have been recognized earlier for tax purposes). Accordingly, the Bank received a reassessment notice on June 29, 2005. Specifically, the Bank was required to make payment of back taxes of ¥8,801 million ($74,750 thousand), which extended over 3 fiscal years, as well as an additional tax payment and a late penalty of ¥1,685 million ($14,313 thousand).

In order to avoid further payment of additional tax and penalty, the Bank has fully paid the back taxes, additional tax and late penalty. However, the Bank believes that its original treatment of profit on the amortization was appropriate from both accounting and tax perspectives. Thus, on August 26, 2005, the Bank petitioned the National Tax Tribunal for a reexamination.

28. Subsequent Event

Distribution of retained earnings

At a meeting of the Board of Directors of the Bank held on May 25, 2007, the Board of Directors approved a distribution of retained earnings for the year ended March 31, 2007 in order to pay cash dividends of ¥5,000 ($42.46) per share of common stock in the aggregate amount of ¥3,500 million ($29,726 thousand) to stockholders of record as of March 31, 2007.

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	06/26/2007	Annual Report: Consolidated Financial Statements - Tokyo Star Bank, limited and Consolidated Subsidiaries Years ended March 31,2007 and 2006 with Report of Independent Auditors	Required to be made public within 6 months after the end of the fiscal year under The Tokyo Star Bank, Limited Common Stock Inernational Purchase Agreement.
2	08/06/2007	Consolidated Financial Results for the 1st Quarter Results of Fiscal 2007	Required by TSE to be made public immediately

Consolidated Financial Results
for the 1st Quarter Results of Fiscal 2007

TOKYO STAR BANK
東京スター銀行

For Immediate Press Release: August 6, 2007

Consolidated Financial Results for the 1st Quarter of Fiscal 2007
ended June 30, 2007

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)

Stock Exchange Listings: First Section of Tokyo

The financial information presented here has not been audited.
Simplified accounting treatments are used for the depreciation of fixed assets, reserve for possible loan losses and income taxes.
The amounts are rounded down to the nearest million of yen.

1. Summary of Consolidated Financial Results for the 1st Quarter of Fiscal 2007

(1) Operating Results (in millions of yen, except per share data and percentages)

	For the three months ended June 30,		For the year ended
	2007	2006	March 31, 2007
Ordinary income	**19,545**	17,791	75,643
Change from the previous period	**9.8%**	14.8 %	
Ordinary profits	**6,220**	6,847	25,588
Change from the previous period	**(9.1)%**	151.8 %	
Net income	**3,746**	4,143	16,108
Change from the previous period	**(9.5)%**	(23.9)%	
Net income per common share (yen)	**5,351.46**	5,918.68	23,012.13

(2) Financial Conditions (in millions of yen, except per share data and percentages)

	As of June 30,		As of March 31,
	2007	2006	2006
Total assets	**1,715,726**	1,563,718	1,682,345
Net assets	**100,322**	87,019	102,322
Ratio of net assets to total assets	**5.8%**	5.5%	6.0%
Net assets per common share (yen)	**143,317.19**	124,313.64	146,175.53

2. Earning Projections for the Fiscal Year Ending March 31, 2008

(in millions of yen, except per share data)

	For the six-months ending September 30, 2007	For the year ending March 31, 2008
Ordinary income	37,000	76,400
Ordinary profits	10,300	21,500
Net income	10,300	17,000
Net income per common share (yen)	14,714.28	24,285.71

(Note)
Earning projections for the fiscal year ending March 31, 2008 remains the same as the ones which were previously disclosed on May 25, 2007 shown as above.

The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee the future performance. Please note that the future performance may differ from the prospect due to matters such as changes in business environments.

Overview of Consolidated Business Results for the First Quarter Ended June 30, 2007

Earnings

- Ordinary income was JPY 19.5 billion, JPY 1.7 billion or 9.8% above the prior year primarily due to an increase in interest income on loans.
- Gross operating profits, excluding all revenue derived from loans purchased at a discount, grew by JPY 0.8 billion, or 7.3%, to JPY 12.2 billion compared with the prior year.
  Net interest income contributed to the growth with 16.5% increase.
- Ordinary profit was JPY 6.2 billion against our first half forecast of JPY 10.3 billion disclosed on May 25, 2007.
- First quarter net income exceeded our estimate and we expect to meet the first half net income forecast disclosed on May 25, 2007.

Growth and Asset Quality

- Outstanding loan balance steadily increased to JPY 1,186.1 billion, up by JPY 115.3 billion or 10.7% over the prior year.
- Loan growth was funded with solid growth in deposits, up by JPY 124.1 billion or 8.9% compared with June 2006 to JPY 1,515.2 billion.
- Non-performing loan ratio (under the Financial Revitalization Law) declined to 2.90%, down from 3.83% at the end of June 2006.
  Total credit costs for the quarter were JPY 1.0 billion and 36.7bps against average loan balance.

<Reference>

<On a Consolidated Basis> (in millions of yen, except figures in percentage and yen)

	1st Quarter Fiscal 2007	1st Quarter Fiscal 2006	Variance	Variance (%)	Earnings Projections *	
					1st Half	Full Year
Ordinary Income	19,545	17,791	1,754	9.8	37,000	76,400
Ordinary Profits	6,220	6,847	(627)	(9.1)	10,300	21,500
Net Income	3,746	4,143	(397)	(9.5)	10,300	17,000
Net Income per Share (yen)	5,351.46	5,918.68	(567.22)	(9.5)	14,714.28	24,285.71

* The projections are same as the information disclosed on May 25, 2007. For the remarks on earnings projections, please refer to page 2.

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of June 30, 2006 (A)	As of June 30, 2007 (B)	Change (B)-(A)	Change %	As of March 31, 2007
Assets:	(Unaudited)	(Unaudited)			
Cash and due from banks	37,773	**64,535**	26,762	70.8 %	74,516
Call loans	78,758	**93,404**	14,646	18.5 %	45,817
Monetary receivables bought	62,198	**39,726**	(22,472)	(36.1)%	41,645
Trading securities	6	**1**	(5)	(83.3)%	6
Monetary assets held in trust	3,659	**3,608**	(51)	(1.3)%	3,624
Investment securities	285,053	**296,356**	11,303	3.9 %	318,679
Loans and bills discounted	1,070,822	**1,186,182**	115,360	10.7 %	1,169,024
Foreign exchange	846	**462**	(384)	(45.3)%	1,261
Other assets	15,903	**20,106**	4,203	26.4 %	17,778
Tangible fixed assets	11,500	**10,946**	(554)	(4.8)%	11,164
Intangible fixed assets	3,085	**5,125**	2,040	66.1 %	5,234
Deferred tax assets	15,586	**14,726**	(860)	(5.5)%	13,198
Customers' liabilities for acceptances and guarantees	2,261	**1,841**	(420)	(18.5)%	1,871
Reserve for possible loan losses	(23,738)	**(21,297)**	2,441	(10.2)%	(21,478)
Total assets	1,563,718	**1,715,726**	152,008	9.7 %	1,682,345
Liabilities and Stockholders' Equity					
Liabilities:					
Deposits	1,381,089	**1,512,749**	131,660	9.5 %	1,480,455
Negotiable certificates of deposit	10,000	**2,500**	(7,500)	(75.0)%	-
Payables under securities lending transactions	2,914	**-**	(2,914)	(100.0)%	-
Call money	10,000	**-**	(10,000)	(100.0)%	-
Foreign exchanges	0	**0**	0	0.0 %	30
Corporate notes	23,000	**55,500**	32,500	141.3 %	55,500
Other liabilities	46,472	**41,131**	(5,341)	(11.4)%	39,352
Reserve for employees' bonuses	657	**651**	(6)	(0.9)%	1,652
Reserve for directors' bonus	78	**987**	909	1165.3 %	1,086
Reserve for executive retirement benefits	-	**25**	25	-	54
Reserve for losses from reimbursement of loan payments	-	**16**	16	-	16
Negative goodwill	224	**-**	(224)	(100.0)%	2
Acceptances and guarantees	2,261	**1,841**	(420)	(18.5)%	1,871
Total liabilities	1,476,698	**1,615,404**	138,706	9.3 %	1,580,022
Net assets:					
Common stock	21,000	**21,000**	-	-	21,000
Capital surplus	19,000	**19,000**	-	-	19,000
Retained earnings	52,080	**64,292**	12,212	23.4 %	64,046
Total owners' equity	92,080	**104,292**	12,212	13.2 %	104,046
Unrealized gain (loss) on available-for-sale securities, net of taxes	(920)	**(942)**	(22)	(2.3)%	(98)
Deferred gain (loss) on hedging instruments, net of taxes	(4,140)	**(3,027)**	1,113	26.8 %	(1,624)
Total valuation and translation adjustments	(5,061)	**(3,970)**	1,091	21.5 %	(1,723)
Total net assets	87,019	**100,322**	13,303	15.2 %	102,322
Total liabilities and net assets	1,563,718	**1,715,726**	152,008	9.7 %	1,682,345

COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME

(in millions of yen)	For the three months ended June 30, 2006 (A)	For the three months ended June 30, 2007 (B)	Change (B)-(A)	Change %	For year ended March 31, 2007
	(Unaudited)	(Unaudited)			
Ordinary income:	17,791	**19,545**	1,754	9.8 %	75,643
Interest and dividend income	12,047	**14,109**	2,062	17.1 %	51,485
Interest on loans and discounts	*9,877*	***11,250***	*1,373*	*13.9 %*	*41,913*
Interest and dividends on securities	*1,278*	***2,047***	*769*	*60.1 %*	*6,106*
Fees and commissions	3,024	**3,636**	612	20.2 %	12,939
Other operating income	798	**199**	(599)	(75.0)%	3,622
Other ordinary income	1,921	**1,600**	(321)	(16.7)%	7,595
Ordinary expenses:	10,943	**13,324**	2,381	21.7 %	50,054
Interest expenses	2,066	**2,779**	713	34.5 %	9,361
Interest on deposits	*2,040*	***2,551***	*511*	*25.0 %*	*8,978*
Fees and commissions	686	**1,211**	525	76.5 %	3,642
Other operating expenses	60	**95**	35	58.3 %	310
General and administrative expenses	7,293	**8,051**	758	10.3 %	31,253
Other ordinary expenses	835	**1,187**	352	42.1 %	5,485
Ordinary profits	6,847	**6,220**	(627)	(9.1)%	25,588
Extraordinary gains	322	**58**	(264)	(81.9)%	1,410
Reversal of possible loan losses	*322*	**-**	*322*	*(100.0)%*	-
Extraordinary losses	12	**19**	7	58.3 %	122
Income before income taxes	7,158	**6,260**	(898)	(12.5)%	26,876
Income taxes					
Current	3,015	**2,514**	(501)	(16.6)%	10,674
Deferred	-	**-**	-	-	93
Net income	4,143	**3,746**	(397)	(9.5)%	16,108

Selected Financial Information of 1st Quarter Results

1. Operating Results

(1) 【Consolidated】 *(in millions of yen)*

	For the three months ended June 30,		Change
	2007 (A)	2006 (B)	(A) - (B)
Gross Operating Profits	**13,859**	**13,056**	**803**
Net Interest Income	11,330	9,980	1,350
Net Fees and Commissions	2,425	2,337	88
Net Other Operating Income	104	737	(633)
General & Administrative Expenses	8,051	7,293	758
Provision for General Reserve for Possible Loan Losses	(855)	-	(855)
Other Income & Expenses	(442)	1,085	(1,527)
Net Gain & Loss on Equity Securities	390	155	235
Problem Claims related Costs	1,887	781	1,106
Write-offs of Loans	805	781	24
Provision for Specific Reserve for Possible Loan Losses	1,082	-	1,082
Profit and Loss on Sales of Loans	-	-	-
Other	1,054	1,712	(658)
Ordinary Profits	**6,220**	**6,847**	**(627)**
Extraordinary Gains & Losses	39	310	(271)
of which Net Gain & Loss on Sales of Fixed Assets	39	(12)	51
Gain on Sales of Fixed Assets	58	-	58
Loss on Disposal of fixed Assets	19	12	7
of which Gain on Collection of Written-off Claims	0	0	(0)
of which Reversal of Possible Loan Losses	-	322	(322)
Income before Income Taxes	**6,260**	**7,158**	**(898)**
Income Taxes (Current & Deferred)	2,514	3,015	(501)
Net Income	**3,746**	**4,143**	**(397)**

(2) 【Non-consolidated】 *(in millions of yen)*

	For the three months ended June 30, 2007 (A)	For the three months ended June 30, 2006 (B)	Change (A) - (B)
Gross Operating Profits	**12,152**	**12,108**	**44**
Net Interest Income	11,151	9,728	1,423
Net Fees and Commissions	897	1,643	(746)
Net Other Operating Income	103	736	(633)
General & Administrative Expenses	7,748	7,309	439
Personnel Expenses	3,372	2,934	438
Nonpersonnel Expenses	3,984	3,926	58
Taxes	391	447	(56)
Net Operating Income (before General Reserve and Amortization of Goodwill)	**4,404**	**4,799**	**(395)**
Provision for General Reserve for Possible Loan Losses	-	-	-
Amortization of Goodwill	-	-	-
Net Operating Income	**4,404**	**4,799**	**(395)**
of which Net Gain & Loss on Bonds	(28)	4	(32)
Other Income & Expenses	696	1,032	(336)
Net Gain & Loss on Equity Securities	390	146	244
Problem Claims related Costs	642	758	(116)
Write-offs of Loans	642	758	(116)
Provision for Specific Reserve for Possible Loan Losses	-	-	-
Profit and Loss on Sales of Loans	-	-	-
Other	948	1,644	(696)
Ordinary Profits	**5,100**	**5,832**	**(732)**
Extraordinary Gains & Losses	671	985	(314)
of which Net Gain & Loss on Sales of Fixed Assets	39	(12)	51
Gain on Sales of Fixed Assets	58	-	58
Loss on Disposal of fixed Assets	19	12	7
of which Gain on Collection of Written-off Claims	0	0	(0)
of which Reversal of Possible Loan Losses	631	997	(366)
Income before Income Taxes	**5,771**	**6,817**	**(1,046)**
Income Taxes (Current & Deferred)	2,327	2,822	(495)
Net Income	**3,444**	**3,995**	**(551)**

Composition of Revenue (Consolidated)

Our ordinary income includes revenue that is derived from pursuant to the terms of our loans and bills d (*"**Organic Revenue**"*), as well as revenue that is derived from the amortization of the difference between stated principal amount and book value, which initially is the purchase price, of our purchased loan from T *Sowa Bank* (*"**Loan Purchase Revenue**"*). We measure our performance based on "***Organic Revenue***."

(1) Loan Purchase Revenue

(in millions of yen)

	For the three months ended June 30, 2007	For the three months ended June 30, 2006	Increase/ (Decrease)
Loan Purchase Revenue	**2,704**	**3,308**	**(604)**
Amortization included in Interest Income (A)	1,539	1,579	(40)
Amortization of Unearned Loan Purchase Revenue	1,586	1,858	(272)
Offset of Provision for General Reserve for Possible Loan Losses	(46)	(278)	232
Amortization included in Fees and Commissions (B)	20	22	(2)
Revenue included in Other Ordinary Income	1,096	1,428	(332)
Add-back of Offset of Provision for General Reserve for Possible Loan Losses	46	278	(232)

(2) Gross Operating Profits

(in millions of yen)

	For the three month ended June 30, 2007	For the three months ended June 30, 2006	Increase/ (Decrease)
Gross Operating Profits (incl. Loan Purchase Revenue)	**13,859**	**13,056**	**803**
Net Interest Income	11,330	9,980	1,350
Organic Revenue (C)	9,790	8,401	1,389
Loan Purchase Revenue (=A)	1,539	1,579	(40)
Net Fees and Commissions	2,425	2,337	88
Organic Revenue (D)	2,404	2,315	89
Loan Purchase Revenue (=B)	20	22	(2)
Net Other Operating Income (E)	104	737	(633)

Gross Operating Profits related to Organic Revenue (C+D+E)	**12,298**	**11,454**	**844**

Credit Costs (Consolidated)

(in millions of yen)

	For the three months ended June 30, 2007	For the three months ended June 30, 2006	Increase/ (Decrease)
Provision for General Reserve for Possible Loan Losses	(855)	(322)	549
Provision for Specific Reserve for Possible Loan Losses	1,082		
Write-offs of Loans	805	781	24
Profit and Loss on Sales of Loans	-	-	-
Credit Costs excluding Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	1,032	459	573
Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	46	278	(232)
Credit Costs before offsetting Gain on Collection of Written-off Claims	1,079	738	341
Offset of Gain on Collection of Written-off Claims	0	0	(0)
Credit Costs (Adjusted)	**1,078**	**737**	**341**

2. Disclosed Claims under Financial Revitalization Law (Consolidated)

(in millions of yen except percentages)

	As of June 30,		As of
	2007	2006	March 31, 2007
Bankruptcy and Quasi-Bankruptcy	5,868	4,244	3,721
Doubtful	17,409	24,539	17,869
Sub-standard	11,262	12,398	14,264
Sub-Total (A)	**34,541**	**41,183**	**35,855**
Normal	1,155,898	1,034,957	1,138,895
Total (B)	1,190,439	1,076,140	1,174,751
Ratio of Problem Loans to Total Claims (A / B × 100)	**2.90%**	**3.83%**	**3.05%**

Note: Reconciliation with Classification under Self-Assessment

Financial Revitalization Law	Classification under Self-Assessment
Bankruptcy and Quasi-Bankruptcy	Debtors who are legally bankrupt and virtually bankrupt
Doubtful	Debtors who are likely to become bankrupt
Sub-standard	Debtors whose claims are restructured

3. Capital Adequacy Ratio (Consolidated)

	As of September 30, 2007 **(Forecast)**	As of March 31, 2007 (Reference)
Capital Adequacy Ratio	Around 9%	9.52%
Tier I Capital Ratio	High part of 7%	7.77%

Note: Please note that the future forecast above may differ from the prospect due to matters such as changes in business environments.

4. Unrealized Gains/Losses on Available-for-sale Securities (Consolidated)

(in billions of yen)

	As of June 30,								As of March 31, 2007			
	2007				2006							
	Carrying value	Net unrealized gain (loss)	Gain	Loss	Carrying value	Net unrealized gain (loss)	Gain	Loss	Carrying value	Net unrealized gain (loss)	Gain	Loss
Available-for-sale securities:	239.5	(1.5)	0.6	2.2	238.4	(1.5)	1.3	2.8	262.0	(0.1)	1.1	1.3
Equities	0.5	0.3	0.3	-	1.2	0.7	0.7	-	1.2	0.8	0.8	-
Bonds	148.7	(0.8)	0.0	0.8	150.0	(1.3)	0.0	1.3	186.5	(0.6)	0.0	0.6
Other	90.2	(1.1)	0.3	1.4	87.2	(0.9)	0.5	1.4	74.1	(0.3)	0.3	0.6

5. Derivatives (Consolidated)

(1) Interest Rate Derivatives

(in billions of yen)

	As of June 30,						As of March 31, 2007		
	2007			2006					
	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)
Over-the-counter:									
Interest Rate Forward Contracts	-	-	-	-	-	-	-	-	-
Interest Rate Swaps	499.9	(0.3)	(0.3)	58.7	0.0	0.0	399.2	(0.1)	(0.1)
Interest Rate Options	34.5	-	0.0	21.3	0.2	0.0	33.9	-	0.0
Others	-	-	-	-	-	-	-	-	-
Total			(0.2)			0.0			(0.1)

(2) Currency Derivatives

(in billions of yen)

	As of June 30,						As of March 31, 2007		
	2007			2006					
	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)
Over-the-counter:									
Currency Swaps	-	-	-	-	-	-	-	-	-
Forward Foreign Exchange Contracts	35.6	(0.2)	(0.2)	12.8	0.0	0.0	29.7	(0.0)	(0.0)
Currency Options	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total			(0.2)			0.0			(0.0)

(3) Equity Derivatives

Not applicable.

(4) Bond Derivatives

(in billions of yen)

	As of June 30,						As of March 31, 2007		
	2007			2006					
	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)
Listed:	-	-	-	14.0	0.0	0.0	-	-	-
Total			-			0.0			-

(5) Commodity Derivatives

Not applicable.

(6) Credit Derivatives

Not applicable.

(7) Other

(in billions of yen)

	As of June 30,						As of March 31, 2007		
	2007			2006					
	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)	Notional amounts	Fair value	Net unrealized gain (loss)
Over-the-counter:									
Basket Options	0.9	-	-	-	-	-	0.7	-	-
Total			-			-			-

6. Balances of Loans and Deposits (Consolidated)

(in billions of yen)

	As of June 30,		As of March 31, 2007
	2007	2006	
Individuals	1,265.5	1,111.9	1,212.9
Corporations	206.5	185.6	202.1
Public entities	34.5	77.8	38.7
Financial institutions	6.0	5.6	26.6
Total deposits	1,512.7	1,381.0	1,480.4
Loans and Bills Discounted	1,186.1	1,070.8	1,169.0

END